April 22, 2013

U. S. Securities and Exchange Commission

Washington, DC 20549

Attention: Amanda Ravitz , Assistant Director

Re:	SurePure, Inc.

Registration Statement on Form S-1

Filed January 30, 2013

File No. 333-186281

Dear Ms. Ravitz:

We are in receipt of your letter dated February 19, 2013. We have electronically filed herewith on behalf of SurePure, Inc. (the “Registrant”) Amendment No. 1 to the above-referenced Form S-1 (“Amendment No. 1”). Amendment No. 1 has been marked with  tags to show changes made from the previous filings. In addition, we have included a narrative response keyed to your comments set forth in your comment letter.

Please note that we have updated the financial statements included in the Registration Statement with our financial statements as at December 31, 2012 and 2011 and for the years then ended.

Each of your comments is set forth below, followed by our response.

General

1.	Please resolve the comments issued to you on your Form 8-K filed December 13, 2012 prior to requesting acceleration of this registration statement

We have the comments and tracked revisions made to our Current Report on Form 8-K and reflected in Amendment No. 3 to that Current Report as filed on March 20, 2013.

U. S. Securities and Exchange Commission

April 22, 2013

Executive Compensation, page 67

2.	Please update your disclosure required by Item 402 of Regulation S-K to include the information from the most recently completed fiscal year.

The information presented under the caption “Executive Compensation” includes the information for 2012.

Exhibit 5.1

3.	Please provide the opinion regarding legality of the securities to be offered as required by Item 601(b)(5) of Regulation S-K.

The opinion has been provided.

Exhibits

4.	Please revise to include the required interactive data file exhibit required by Item 601 of Regulation S-K.

The required interactive data file exhibit has been provided.

Accordingly, we believe that we have adequately addressed all of the Commission’s comments regarding the Form S-1 originally filed on January 30, 2013.

As you have requested in your letter, we are allowing you adequate time to review Amendment No. 1 to which this letter refers prior to requesting effectiveness of the Registration Statement.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

U. S. Securities and Exchange Commission

April 22, 2013

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact William Newman at (212) 885-8849.

Very truly yours

/s/ Stephen M. Robinson

Stephen M. Robinson,
Chief Financial Officer

Cc: William A. Newman, Esq.